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Exhibit

Exhibit Description

99.1 Announcement on 2026/06/29: Announcement of the completion of the 22nd stock buy-back plan by the company

Exhibit 99.1

Announcement of the completion of the 22nd stock buy-back plan by the company

1. Originally determined ceiling on total monetary amount of the share repurchase (NTD): 212,951,478,175

2. Originally scheduled period for the repurchase: 2026/04/30~2026/06/29

3. Originally determined no. of shares to be repurchased (shares):

A maximum of 50,000,000 shares

4. Originally determined repurchase price range (NTD): 52.50 to 109.50 per share

5. Actual period of the current repurchase: 2026/05/05~2026/05/20

6. No. of shares currently repurchased (shares): 30,551,000

7. Total monetary amount of shares currently repurchased (NTD): 3,095,665,789

8. Current average repurchase price per share (NTD): 101.33

9. Cumulative no. of the company’s own shares held (shares): 30,551,000

10. Cumulative no. of the company's own shares as a percentage of the total no. of the company’s issued shares (%): 0.24%

11. Reason for non-completion of the current share repurchase:

In the consideration of the market conditions and shareholders’ interest, the Company did not complete the execution of the share repurchase program at this time.

12. Any other matters that need to be specified: none